Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

September 4, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Folake Ayoola

Re:                                                           Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts

Amendment No. 2 to Registration Statement on Form SF-3

Filed September 4, 2015; File No. 333-205966

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the “depositor” or the “registrant”), and in response to the letter dated September 3, 2015 from the staff of the Securities and Exchange Commission to Samuel P. Smith, we submit the following response, together with Amendment No. 2 to the Registration Statement on Form SF-3.

The numbered paragraphs below sets forth your comments in italicized text together with our responses.  The headings and numbers corresponds to the headings and numbered paragraphs in your letter.  Page references in our response are references to the page numbers in the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3

Servicing and Collections, page 40

1.              We note the disclosure that a due-date change is not considered to be a payment extension. Please tell us whether this will have an effect on whether the asset is considered to be delinquent or not for purposes of reporting and the delinquency trigger.  If so, please revise to clarify this.

Ford Credit does not process due date changes on delinquent accounts and does not use due date changes to bring a delinquent account current.  This is in contrast to payment extensions, which is why the disclosure was added.  Due date changes will not affect whether an asset is considered to be delinquent for purposes of delinquency reporting or the delinquency trigger.  We have adjusted the disclosures on page 38 of the prospectus to make this more clear.

Where You Can Find More Information, page 112

2.              Please revise to provide the file number for the registration statement.

We have added the Commission file number for the registration statement on page 112.

*  *  *  *  *

Please call me at (313) 594-9876 if you have any questions about our response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Samuel P. Smith, Ford Credit Auto Receivables Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP